WORKLAND & WITHERSPOON, PLLC

ATTORNEYS AT LAW

714 Washington Mutual Financial Center

Peter A. Witherspoon

601 West Main Avenue

James J. Workland, Of Counsel

Gary D. Brajcich

Spokane, Washington   99201-0677

Gary C. Randall†, Of Counsel

Gregory B. Lipsker

Telephone:  (509) 455-9077

Eric J. Sachtjen*

Facsimile:  (509) 624-6441

James A. McPhee†

E-mail:  workwith@workwith.com

†Also Admitted in Idaho

Lawrence W. Garvin

*Also Admitted in Alaska

June 14, 2005

Ms. Melinda Kramer

Securities & Exchange Commission

450 Fifth Street, N.W. Mail Stop 04-05

Washington, D.C. 20549-0405

Re:

Metaline Mining & Leasing Company

Revised Preliminary Information Statement on Schedule 14C filed June 1, 2005

File No. 0-01428

Form 10-KSB for the year ended December 31, 2004

Filed April 18, 2005

File No. 0-01428

Form 10-QSB for the period ended March 31, 2005

Filed May 20, 2005

File No. 0-01428

Dear Ms. Kramer:

The following information is provided in response to your letter of comment dated June 13, 2005.  We have set forth the text of each of your comments and our response is set forth in bold below your comment.

Revised Preliminary Information Statement on Schedule 14C:

1.

We note your changes in response on page 3 to our oral comment issued May 26, 2005.  Expand your disclosure to explain how Mr. Lipsker’s vote was solicited and whether there are any written agreements between Mr. Lipsker and management.  We may have further comment.

The undersigned is the “Mr. Lipsker” referred to in this comment.  Due to the fact that I may be unable to attend the Special Meeting, I have granted Tim Hunt and William Green, or either of them, my proxy to vote my shares in the Company in favor of each matter to be considered at the Special Meeting and for each nominee for election to the Board of Directors.  This proxy was unsolicited and granted without consideration.

Ms. Melinda Kramer

June 14, 2005

Recent Market Prices, page 5

Unregistered Sales, page 10

2.

We note your response to prior comment 3.  Expand your disclosure to explain the business reasons for the sale of 51.48% of the company’s common stock to Hunt Family Limited Partnership, particularly as we note that the proceeds have not been used but have been placed in interest bearing accounts.  Simply stating that it was based on the “financial, business, and management experience of Tim Hunt” does not adequately address the company’s reasons for the sale, as Mr. Hunt is the General Partner of the partnership.  To the extent that you have determined how you ultimately plan to use the proceeds, address that as well.

An expansion of the business reasons for the decision to bring Mr. Hunt into the management of the Company and to sell shares of the Company’s stock to him are now set forth on page 7.  The Hunt Family Limited Partnership is merely the vehicle in which Mr. Hunt chose to make his investment.  The funds will ultimately be used for the Company’s intended mineral exploration business operations.

Approval of 2005 Stock Plan, page 24

New Plan Benefits and Options Granted, page 276 (sic)

3.

We note your changes in response to prior comment 11.  Identify the grant date and the expiration date for the 10,000 NQOs granted to Steve Taylor.  Also, clarify the “services related to investor relations” to which you refer.

The grant date (March 29, 2005) and the term of the option (5 years) now set forth on page 21 is a clarification of the duties Mr. Taylor is expected to perform for the Company.

4.

We note your added disclosure that “no determination as to the persons to whom options shall be granted” has been made.  Expand your disclosure to make clear and prominent that shareholders will not have a separate opportunity to approve this element of the plan at a later date.

The requested disclosure is now set forth clearly and prominently in a separate heading under No Further Shareholder Approval on page 21.

Ms. Melinda Kramer

June 14, 2005

Vesting, page 27

5.

We note your added disclosure relating to option vesting.  Expand your disclosure to explain when you would elect to have the options vest immediately versus a delayed vesting.  We may have further comment upon reviewing your response.

The circumstances under which immediate or delayed vesting are now set forth at the last two sentences of the section on Vesting.  See page 21.

Form 10-KSB for the year ended December 31, 2004

6.

We note your responses to prior comments 12-20.  Confirm to us that you will also comply with all prior comments in all of your future filings as applicable, not only your Form 10-KSB.

The Company confirms that it will comply with all prior comments in all future filings as applicable.

We hope that you will find this disclosure responsive to your comments. We are filing both a clean and red-lined copy on EDGAR as well as sending clean and red-lined hard copies to you.

We are also enclosing the original letter from the President regarding the requested representation.  A copy of Mr. Lipsker’s proxy is being sent with the hard copy as supplemental information.

Thank you for your attention to this matter.

Very truly yours,

/s/ Gregory B. Lipsker

Gregory B. Lipsker

GBL:ajp

Enc.

Metaline.hunt transaction.info statemnt.amend2.response to SEC comment ltr of 6-13-05